

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2012

Via E-mail
David W. Lambert
Senior Vice President and Chief Financial Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

> **Re: Plum Creek Timber Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-10239**

Dear Mr. Lambert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 18

1.   With a view to disclosure in future Exchange Act reports, please tell us how you estimate your tons of standing timber. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

2.   We note that your Northern Resources segment covers a broad area that subsumes distinct regions with differing growth rates, access to mills, export markets, etc. Please tell us what consideration you have given to breaking out the Northern Resources operating data, such as estimated standing timber, supply agreement volume, acres and harvest amounts, by major sub-region. We may have further comment.

3.   We note your disclosure on pages 4 and 5 that you have several log supply agreements. With a view to disclosure in future Exchange Act reports, please tell us how "market price" is determined in these agreements. We may have further comment.

Item 5, Market for Registrant's Common Equity…, page 21

4.   We note your disclosure of the numerous factors that the Board may consider when determining the dividend. Given the declines in your operating cash flows in each of the last three years, and your expectation that operating cash flows will continue to decline in 2012, in future Exchange Act reports, to the extent the dividend is maintained at the current rate, please provide a more detailed explanation of the most significant factors actually considered by the Board in setting the dividend.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 25

Key Economic Factors Impacting our Resources and Manufactured Products, page 26

5.   We note that export markets, particularly China, had a significant impact on your 2011 results. In future Exchange Act reports, please consider addressing any material trends in your significant export markets that are reasonably likely to impact future results.

Signatures

6.   In future Exchange Act reports, please identify the principal executive officer, principal financial officer and principal accounting officer or controller on your signature page. Please refer to General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.
Via E-mail